Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen Reports Fourth Quarter and Full Year 2018 Results and
Announces Corporate Restructuring to Streamline Operations

Anticipated cost reductions expected to extend cash runway to allow the planned expansion of the ongoing COM701 Phase 1 study

Company remains committed to investing in proprietary computational discovery platform and advancing its early stage immuno-oncology pipeline

HOLON, ISRAEL, February 26, 2019 –– Compugen Ltd. (NASDAQ: CGEN), a leader in predictive discovery and development of first-in-class therapeutics for cancer immunotherapy, today reported financial results for the fourth quarter and full year ended December 31, 2018.

Compugen also announced a corporate restructuring to reduce costs by consolidating and streamlining R&D operations. Anticipated cost reductions are expected to extend the Company’s cash runway through mid-2020 to enable the planned expansion of the ongoing Phase 1 study for COM701, a first-in-class immunotherapy antibody targeting the PVRIG checkpoint, which continues to progress as planned. In addition, the Company will maintain investment in its proprietary computational discovery platform and will continue to advance its earlier stage immuno-oncology pipeline programs, which are the Company’s two long-term core value drivers.

“2018 was a pivotal year for Compugen in which two clinical trials were initiated for our computationally-discovered immuno-oncology programs, COM701 and BAY 1905254, and we partnered with Bristol-Myers Squibb and AstraZeneca,” said Anat Cohen-Dayag, Ph.D., President and CEO of Compugen. “After reaching these important inflection points in our corporate development, the management team and Board undertook a strategic review of the Company’s operations and cost structure to ensure effective use of capital in support of the Company’s long-term objectives.

“This restructuring will allow us to focus the necessary resources to execute the COM701 study, including the initiation of combination studies with Opdivo®. Of equal importance is the decision to consolidate and streamline our R&D infrastructure and continue investing in our two long-term core value drivers. These difficult decisions are necessary to effectively use our capital to ensure our future growth and the achievement of our strategic objectives. We will implement these organizational changes with the utmost respect for our employees, who I thank for their dedication and significant contributions made to our organization.”

Corporate Restructuring
The restructuring includes:
•	Consolidation of R&D activities in one location (Israel). Positions and operations eliminated will also reduce overlapping R&D and G&A activities in Israel and the United States;
•	A 35% workforce reduction (approximately 35 employees), the majority of which is in R&D;
•	Certain preclinical activities will be outsourced to third-party service providers;
•
IND filing for COM902 in 2019 will proceed as planned. Initiation of the Phase 1 trial for this program will be dependent on the drug combination trials pursued under the collaboration with Bristol-Myers Squibb as well as available resources to support this trial;

•	Clinical development and business development activities will continue to operate in the United States; and
•
Compugen anticipates savings of up to $10 million on an annual basis. Cash expenditures for 2019 including one-time restructuring related costs, are expected to be in the range of $27 to $29 million, with the full effect of the savings reflected in 2020.

Recent Corporate Highlights
•	Published two peer-reviewed papers in Cancer Immunology Research demonstrating the role of PVRIG as a novel immune checkpoint target for cancer immunotherapy;
•
Awarded U.S. patent No. 10,124,061 from the U.S. Patent and Trademark Office for the method of using COM902, an anti-TIGIT monoclonal antibody, for activating T cells in cancer patients under the Cancer Moonshot program;

•	Signed a clinical trial collaboration with Bristol-Myers Squibb for a Phase 1 combination study of COM701 and Opdivo;
•	Received a $12 million investment from Bristol-Myers Squibb as part of the collaboration;
•	Initiated the COM701 monotherapy dose escalation Phase 1 clinical trial in advanced solid tumor patients; and
•	Bayer initiated a Phase 1 study for BAY 1905254, its first-in-class therapeutic antibody program targeting ILDR2, computationally-discovered by Compugen.

Financial Results
Revenues for the year ended December 31, 2018 were $17.8 million, compared with $0 in the comparable period of 2017.  The revenues for 2018 reflect the upfront payment of $10 million from the license agreement with AstraZeneca and the $7.8 million milestone payment from Bayer AG in connection with the dosing of the first patient in the Phase 1 study of BAY 1905254.

R&D expenses for the fourth quarter and year ended December 31, 2018 were $7.5 million and $30.3 million, respectively, compared with $7.2 million and $28.6 million for the comparable periods in 2017. The increase reflects the expenses associated with the ongoing Phase 1 study of COM701.

Net loss for the fourth quarter of 2018 was $9.4 million, or $0.16 per diluted share, compared with a net loss of $9.3 million, or $0.18 per diluted share, in the comparable period of 2017. Net loss for the year ended December 31, 2018 was $22.6 million, or $0.41 per diluted share, compared with a net loss of $37.1 million, or $0.72 per diluted share, for the year ended December 31, 2017.

As of December 31, 2018, cash, cash related accounts, short-term and long-term bank deposits totaled $45.7 million, compared with $30.4 million at December 31, 2017. The Company has no debt.

Based on current cash and anticipated savings resulting from restructuring activities, the Company expects its cash runway to extend through mid-2020, not including potential cash inflow from existing or new business development arrangements.

Conference Call and Webcast Information
Compugen will hold a conference call to discuss its fourth quarter and full year 2018 results today, February 26, 2019, at 8:30 a.m. ET. To access the live conference call by telephone, please dial 1-888-407-2553 from the U.S., or +972-3-918-0610 internationally. The conference call will also be available via live webcast through Compugen’s website, located at the following link. Following the live audio webcast, a replay will be available on the Company’s website.

(Tables to follow)

About Compugen
Compugen is a clinical-stage, therapeutic discovery and development company utilizing its broadly applicable predictive discovery infrastructure to identify novel drug targets and develop first-in-class therapeutics in the field of cancer immunotherapy. The Company’s therapeutic pipeline consists of immuno-oncology programs against novel drug targets it has discovered, including T cell immune checkpoints and myeloid target programs. Compugen’s business model is to selectively enter into collaborations for its novel targets and related drug product candidates at various stages of research and development. The Company is headquartered in Israel with facilities in both Israel and South San Francisco, CA. Compugen’s ordinary shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and describe opinions about possible future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including statements regarding the potential benefits and consequences from our corporate restructuring and anticipated cash expenditures and savings through 2020. Among these risks: Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model. Moreover, the development and commercialization of drug target candidates and their related therapeutic product candidates involve many inherent risks, including failure to progress to clinical trials or, if they progress to or enter clinical trials, failure to receive regulatory approval. These and other factors, including the ability to finance the Company, are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Elana Holzman
Director, Investor Relations and Corporate Communications
Compugen Ltd.
Email: elanah@cgen.com
Tel: +972 (3) 765-8124

Investor Relations contact:
Burns McClellan, Inc.
Jill Steier
 Email: jsteier@burnsmc.com
Tel: 212-213-0006

COMPUGEN LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except for share and per share amounts)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2018	2017	2018	2017
	Unaudited	Unaudited

Revenues	-	-	17,800	-
Cost of revenues	-	-	1,034	-
Gross profit	-	-	16,766	-

Operating expenses
Research and development expenses	7,464	7,170	30,318	28,583
Marketing and business development expenses	245	291	1,634	1,189
General and administrative expenses	1,967	1,925	8,041	7,633
Total operating expenses	9,676	9,386	39,993	37,405

Operating loss	(9,676)	(9,386)	(23,227)	(37,405)
Financial and other income, net	277	76	628	339
Loss before taxes on income	(9,399)	(9,310)	(22,599)	(37,066)
Taxes on income	-	-	-	-
Net loss	(9,399)	(9,310)	(22,599)	(37,066)

Basic and diluted net loss per ordinary share	(0.16)	(0.18)	(0.41)	(0.72)
Weighted average number of ordinary shares used in computing basic and diluted net loss per share	59,542,963	51,290,725	55,277,428	50,179,694

COMPUGEN LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS DATA
(U.S. dollars in thousands)

	December 31,	December 31,
	2018	2017
ASSETS

Current assets
Cash, cash equivalents, short-term bank deposits and restricted cash	45,675	30,438
Other accounts receivable and prepaid expenses	903	741
Total current assets	46,578	31,179

Non-current assets
Long-term prepaid expenses	776	110
Severance pay fund	2,454	2,810
Property and equipment, net	3,372	4,647
Total non-current assets	6,602	7,567

Total assets	53,180	38,746

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other accounts payable, accrued expenses and trade payables	8,900	6,194
Deferred participation in R&D expenses	1,089	-
Total current liabilities	9,989	6,194

Non-current liabilities
Long-term deferred participation in R&D expenses	3,003	-
Accrued severance pay	2,945	3,255
Total non-current liabilities	5,948	3,255

Total shareholders' equity	37,243	29,297
Total liabilities and shareholders' equity	53,180	38,746